FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Conference Call Transcript
Gold Fields Response
to Hostile Bid by Harmony
3 November 2004
Introduction
Operator
Good day ladies and gentlemen. Welcome to the Gold Fields' response to the hostile bid by Harmony, conference call. My name is Mike and I will be your conference coordinator today. At this time, all participants are in a listen-only mode and we will be facilitating a question and answer session towards the end of this conference. If at any time during the call you require assistance please press * followed by 0 and a conference coordinator will be happy to assist you.
I would now like to turn the presentation over to your host for today's call, Mr Willie
Jacobsz, please proceed, sir.
Willie Jacobsz - Investor Relations Gold Fields
Thank you very much Mike. Ladies and gentlemen, thank you very much for joining us for this conference call. We have got on the call Mr Ian Cockerill the Chief Executive Officer of Gold Fields; Nick Holland, the Chief Financial Officer, as well as John Munro, head of our international operations.

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

The discussion will be led by Ian Cockerill, he will give a brief introduction, after which we will take questions. I now hand over to Ian.
Ian Cockerill - CEO
Willie, thank you very much indeed. Good morning everybody, or good afternoon, depending upon where you are in the world, and thank you for joining us here today.
Today Gold Fields has posted its Offer Response document to shareholders and has filed that document with the SEC. So, at least now we are finally able to provide a direct response to Harmony's hostile and unsolicited offer.
We began doing this in our presentations to South African investors and media this morning, and you will find that presentation on our website at www.goldfields.co.za. I certainly would urge you to visit that site to see the presentation.
Now, as far as Harmony's value-destructive offer is concerned, the recommendation from the Board of Gold Fields to our shareholders is that this offer should be rejected. It also recommends that Gold Fields' shareholders should not tender any of their shares into the Harmony offer.
In a moment I will explain to you why Harmony's arguments are wrong on the fundamentals, but first I want to make it very clear that our shareholders do not face a straight choice between the Harmony offer and the IAMGold deal. The circular for the IAMGold transaction, or the creation of Gold Fields International, will be going out shortly and there will be an EGM convened for 7 December where shareholders will be able to exercise their vote. That is the time when all of our shareholders get the opportunity to decide on the Gold Fields International transaction.
Shareholders must look at the Harmony offer on its own merits, and when they do, I am confident that they will find it is coercive in nature; it disenfranchises shareholders and is value destructive to Gold Fields' shareholders in its current form.
Let's turn to the fundamentals. First point - We strongly oppose the short-cut partial offer structure. The structure of the offer is abusive, coercive and contrary to the accepted principles of equitable treatment of all shareholders. If Harmony really believes that its

Response to Hostile Bid by Harmony - conference call Gold Fields
3 November 2004 3
value proposition is fair to Gold Fields' shareholders, then it should be presented in a form that allows all shareholders to decide, not this short-cut structure that disenfranchises the majority.
Secondly, it is a fundamental flaw in this offer that Harmony's shares are grossly over-valued. Therefore, the Harmony offer destroys the value for Gold
Fields'
stakeholders on many key metrics, including a 79 percent dilution on headline earnings and a 59 percent dilution on cash flow from operations.
Thirdly, I would like to remind you that Gold Fields is in a sound financial position, with a strong balance sheet and positive cash flow. Harmony, in contrast, is desperate to do this deal because they are financially stretched; they are running out of cash, they are unable to cover their interest payments, and it is increasingly clear that the Harmony business model is unsustainable at the current rand/dollar exchange rates that we are experiencing here in South Africa.
Fourthly, Harmony does not seem to be able to manage its costs over the longer term.
Gold Fields has certainly proven - and if you look at the last five quarters here in
South Africa alone - we have managed to keep our costs in South Africa flat over the last five quarters, despite two very large pay increases and some very substantial increases in items such as steel.
Harmony has made a loss in each of the last five consecutive quarters. Certainly, there is no long-term record of cost cutting. Their short-term successes quickly turn into long-term rising costs. In our presentation today, you will see this on the website if you look. You will see that this is really what has happened at both Evander and at Elandskraal.
Fifth point, Harmony boosted being able to take out a billion rand a year of costs on top of the significant cost saving initiative that Gold Fields had already communicated to the market earlier this year. Can I remind you that our operating costs both as a Group and solely in South Africa are lower than Harmony's.
Next point, unsurprisingly, Harmony has been completely vague on how such a massive sum can be saved without destroying the underlying business. Assuming that they wish to come in here and take over the company, after they've shut down the head office, which

Response to Hostile Bid by Harmony - conference call Gold Fields
3 November 2004 4
costs R140m a year to run for Gold Fields, where are the additional savings going to come from? How many shaft closures and job losses would that mean? How sustainable would such a business model be if that level of cost was taken out?
I think that we have demonstrated clearly that this 29 percent premium that we are supposedly offered by Harmony is an illusion. The true premium on the day prior to the offer made to Gold
Fields' shareholders was 7 percent premium on the
New York Stock Exchange. That is a derisory premium by all the standards of hostile take-overs that have taken place on the global mining scene over the last decade.
In contrast to Harmony's offer, the hard evidence shows that Gold Fields is a better investment proposition. Since this company was formed in 1998 we have seen a 39 percent growth in production. We have seen a 5 percent growth in reserves, net of depletion, and we have seen a massive 168 percent uplift in the share price.
Importantly - and I believe this is a real asset test - over the same period an investment in
Gold Fields Ltd on a per share basis has generated total return for shareholders, including capital and dividends, of 200 percent, or a 25 percent CAGR compared to 112 percent or a
16 percent CAGR for Harmony. If the Harmony way was so value-accretive, why is it that it is not showing in the share price?
Our international diversification is a source of strength. The creation of
Gold Fields International is a good deal for Gold Fields shareholders, and importantly for
South Africa, because you will have a South African company that will own a large chunk of an international vehicle which is being created to form the platform for a very aggressive growth vehicle.
The premium paid for this privilege is a modest 18 percent if you include the CAN$0.50 dividend that will be paid to existing IAMGold shareholders. Without that dividend, it is an
11 percent premium. Gold
Fields
Ltd will control, consolidate and manage
Gold Fields International with seven out of the ten Board seats. Gold Fields International is going to have direct access to North American equity markets to enable it to compete directly with other gold majors.

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

We have a clear strategy to optimise our high-quality South African assets, where we have already shown somewhere in the order of a potential R300m worth of cost savings a year.
We are looking at R400m worth of additional revenue through improved quality volume.
We have already invested R4.8b over the last five years in our long-life shafts, in improving the infrastructure of our mines, to set ourselves up for the next decade ahead.
We believe that the Harmony's coercive offer is therefore totally without merit on any rational basis. It is the duty of a Board to protect the value of Gold Fields' investors'
holdings from this value-destructive proposal. That is why we are going to aggressively pursue legal action in South Africa, as well as in the US to ensure that the majority of our shareholders are not disenfranchised, and that is why we are urging both Gold Fields' and
Harmony's shareholders to reject this flawed offer.
With that, I will hand it over to questions.
Q&A Session
Operator
Thank you sir. Ladies and gentlemen, if you wish to ask a question please key *1 on your telephone. Please allow one moment for our first question to queue up. Our first question comes from the line of Ian Polliter with Redbrick Capital.
Ian Polliter - Analyst, Redbrick Capital
Hi. Good morning. The question I have, this is the first time I have heard you discuss US legal processes as a way to go forward. Could you give us a little bit more detail in what you are planning to do there?

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

Nick Holland
We are investigating litigation action in the US. Until such time that a decision is taken to launch that action, I am not at liberty to discuss it with you. But, if and when we do so, we will let people know what the details are.
Ian Polliter
Okay. Thank you.
Operator
The next question comes from the line of Lee Dunlop with Cargyle Investor Services.
Please go ahead.
Lee Dunlop - Analyst, Cargyle Investor Services
Good afternoon gentlemen. I just want to know what the response is to Harmony's letter yesterday and whether the option of discussing, I guess a friendly merger, is out of the question, or it is potentially something you may look at in the future?
Ian Cockerill
Lee, thank you. That is a good question. I have in fact sent a letter back to Harmony.
That letter has been sent off to them, and that letter will be made public tomorrow. We would like Harmony to have a chance to digest the contents. But in essence, what we have said is that it will be very difficult for us to sit down and have friendly discussions when we have a loaded gun at our head. We believe that if we are going to have a friendly discussion, then it is important to level the playing fields, and on that basis we believe that this coercive early offer needs to be taken off the table. That is essentially the essence of the letter.
It is impossible to have a friendly discussion whilst you have this gun loaded to your head.
And, I might add, in addition, we do make a note in the letter that the week prior to this hostile offer being launched, myself and Nick Holland actually did have a discussion with

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

Bernard where we said, `Are there any ways that we could possibly cooperate together'?
Then four days later we get this hostile proposal.
Lee Dunlop
Your comments regarding a loaded gun, are you referring to the structure of the deal as a whole? Or are you mainly referring to the fact of the IAMGold EGM?
Ian Cockerill
It has got nothing to do with IAMGold; it has got everything to do with the structure of the
Harmony proposal. Absolutely nothing to do with IAMGold.
Lee Dunlop
Thank you very much.
Operator
The next question comes from the line of Bernard Pache with HBK. Please go ahead.
Okay.
Bernard Pache - Analyst, HBK
Hi. Good morning. I have a couple of questions. One is that I just want to understand the scenario a bit better. If the IAMGold deal goes ahead, you have this regional restriction in the sense that Gold Fields South Africa can only invest in certain areas of the globe, and
Gold Fields International in others. If, for whatever reason, someone wants to change that covenant, is that possible? Or what would it take to change that? That's my first question.
My second question is regarding the Gold Fields International Board composition. I was just reading a presentation by Harmony where they claim that Gold Fields will only have two members there. You are saying seven, and I just want to clarify that.

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

My third question is just in terms of the things that you have said today in this response. I do not see anything particularly new. So, I would like to understand why wait so long, if possible. That is all. Thanks.
Nick Holland
I will answer the first question on the structure of the deal. I think the one thing that we have got to remember here is that the companies are not being split up. All that
Gold Fields is doing is repackaging its existing offshore assets and putting those into a separate listed vehicle. At the end of the day, the Gold Fields Group will still end up being the consolidated results of both the South African assets and the international assets.
So, for practical purposes, given that we own and control the majority of the shares in
Gold Fields International, it makes sense for us to actually set out where the demarcation lines are for the two companies, because we own both of them. If the scenario changed whereby the company was split up in someway, then obviously all bets would be off.
So frankly, we do not see why this is such an issue in people's minds because it is all part of one group. If the companies were splitting, it would be a different situation.
Ian Cockerill
Bernard, with regards to your other question on the Gold Field Board, the correct approach is that there are ten nominees to the Gold Fields International Board. Three will be
IAMGold nominees, and seven will be Gold Fields' nominees. The Harmony presentation refers to two Gold Fields', which are in fact myself and Nick Holland. They are saying that there are only two Gold Fields' executive directors who go onto the Gold Fields International Board.
Now, you know as well as I do that in the North American marketplace, as elsewhere in the world, good corporate governance demands that you have a board that is as strongly independent as possible, yet has the appropriate skills and experience to deal with the type of business that you are running.

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

So, Gold Fields will be providing seven nominees to that Board, two of them will be myself and Nick. Another three will be three existing Gold Fields Ltd directors, who will step down from Gold Fields Ltd Board and will take up a sole position on the
Gold Fields International Board, and then two other nominations who will be named in due course. So, Gold Fields will actually have seven nominees on that Board - not two.
Operator
The next question comes from the line of Terrence Woodson with [TSO] Associates.
Please go ahead.
Terrence Woodson - Analyst, TSO Associates
Thanks, Ian, for doing the presentation. Has there been any contact made with Norilsk?
Are there any roles to play either legally against or for them or with them?
Ian Cockerill
Terrence, there is still communications going backwards and forwards, but obviously it is somewhat more circuitous than it has been in the past.
Terrence Woodson
Okay. Let's leave it at that. Thanks.
Operator
The next question comes from the line of Nolan (Menachamson) with BJM. Please go ahead.
Nolan Menachemson, BJM
Hi.. Good afternoon. I am not sure if this question has been asked. If it has, I came into the call a bit late, I apologise. I have two quick questions. Have you got any feedback

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

from the SRP? There does not seem to be a lot said about that discussion that you had last week.
My second question is, when are you going to let the market and shareholders know when the EGM vote will be on the IAMGold deal?
Nick Holland
We have had no feedback from the SRP as yet. We are still waiting for that. In fact, this morning we did announce that the vote on the IAMGold transaction will be on 7 December.
Nolan Menachemson
Can you confirm the date by which ADR holders have to be registered to vote in that meeting?
Nick Holland
29 October.
Nolan Menachemson
Is that the record date?
Nick Holland
That is the record date.
Nolan Menachemson
Okay. Thank you.

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

Operator
The next question comes from the line of Lee Dunlop with Cargyle Investor Services.
Please go ahead.
Lee Dunlop
Good afternoon again. I just wanted to confirm what the view of your shareholders is, other than Norilsk's, regarding IAMGold. Obviously we know what Norilsk thinks. And whether potentially dropping or changing the IAMGold deal would be considered to get
Norilsk not to tender their shares to Harmony.
Nick Holland
I will answer the second part of that question. The agreement with IAMGold has been signed. We have signed agreements with them, which oblige us to take this to a shareholder vote. That is why that vote has been set up for 7 December. So, we have committed ourselves to the transaction legally. And now it is up to the shareholders of
Gold Fields to decide whether or not they want the transaction to go through.
Lee Dunlop
Sorry. The first question was not clarified.
Ian Cockerill
Sorry. Would you say what that question is again please, Lee?
Lee Dunlop
Have you had feedback from your other shareholders regarding IAMGold?

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

Ian Cockerill
Yes, we have. It would be fair to say that there has been a mixed response. We have had questions from some shareholders, many of them in support; some somewhat dubious, ambivalent. They have not told us exactly what they will or wont be doing. We will find out what their views are on the day of the vote. That is what we are going to allow them to do.
We are going to allow our shareholders to exercise their vote.
Lee Dunlop
Okay. Thank you very much.
Operator
The next question comes from the line of Adrian Day with Global Strategic Management.
Please go ahead.
Adrian Day - Analyst, Global Strategic Management
Good morning. I have two questions that are sort of follow-ons from previous questions, and I hope you do not mind that. The first one is on Norilsk. I understand the contact and so on, but I am wondering if you have a clearer idea of anything that Norilsk might actually be wanting that would satisfy them?
Then my second question, again a follow-up to the last question with regards to
Gold Fields' shareholders. Have you had any feedback from Gold Fields' shareholders, not in regard to IAMGold, but with regard to your approach of using legal tactics to try to defeat this, rather than a straightforward shareholder vote?
Ian Cockerill
Adrian, I think most informed shareholders understand that the use of the legal defence is not a frustrating action. They recognise that it is being done to ensure that there is an equitable and level playing field. I think that is the response that we are getting from

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

people. We are not getting anybody saying that they do not want us to take this legalistic route.
In response to your first question about Norilsk, I would imagine, and you would have to ask Norilsk this, but I would imagine what Norilsk want is they want maximisation of value.
Certainly we had hoped that we would be able to do that for them, working in conjunction.
I think if one looks at the presentation we have put up today, where we quite clearly show that a sale of Gold Fields stock in exchange for Harmony stock is probably not a particularly good trade. So, I would hope that having seen this presentation, and we know that they have asked for the presentation, it may well be that they take a slightly different view than the one which is currently in the marketplace, but I do not actually know what it is that they want at this stage.
Adrian Day
Okay. Thank you.
Nick Holland
Can I just also add to Ian's answer, in terms of the two-stage process, that one of the problems we have with the two-stage process is that this would be outlawed in almost every other jurisdiction in the world, but for some whatever reason it is allowed in
South Africa.
The problem with a two-stage process, as set out, is that there are a different set of conditions in the follow-on offer than there is in the first offer. So, as a consequence, you may accept shares into the first offer, not knowing whether or not the second offer is going to go through.
So, that is our main concern here. We are not looking to prevent shareholders from voting on a transaction. We would like shareholders though to be presented with an offer that is in line with the standard norms for this kind of transaction.

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

Operator
The next question comes from the line of Nolan Menachemson with BJM.
Nolan (Menachamson)
Sorry, I have just a follow-up question on that record date on the ADR holders. Is it correct to say that ADR holders can actually convert into ordinary shareholders after that date and still vote at the IAMGold meeting?
Ian Cockerill
Correct.
Nolan Menachemson
And then I think this may have been answered, but forgive me again if it has. I read on the wires that you were saying earlier that Norilsk may change their mind. Where did that come from, and is the answer to that what you said earlier, just about them assessing the bid for its merits?
Ian Cockerill
I am not sure where that response comes from. I think it is probably misinterpretation, and it is exactly as you suggest, that we would certainly hope that they would change their minds. If one looks at the presentation that we gave today, I think we have set out quite clearly where the real value lies in this transaction.
Nolan Menachemson
Okay. Thank you.
Operator
There are no other questions in queue at this time, sir.

Response to Hostile Bid by Harmony - conference call
Gold Fields
3 November 2004

Ian Cockerill
Good. Well, ladies and gentlemen thank you for listening in here today. We look forward to talking to you in the not-too-distant-future. Thank you and cheerio.
[end]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November 2004

GOLD FIELDS LIMITED

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor

Relations and Corporate Affairs